Exhibit 12.1

Blackstone Mortgage Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Years ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
Fixed Charges
Interest expense, including amortization	$38,138	$18,017	$69,143	$152,416	$184,270	$101,026
Preferred security dividend requirements in consolidated subsidiaries	7,891	4,096	2,093	1,216	533	—

Total fixed charges	$46,029	$22,113	$71,236	$153,632	$184,803	$101,026
Earnings
Pre-tax income from continuing operations before equity investees	$280,606	$26,419	$72,976	$200,591	$243,449	$102,201
Add:
Fixed charges, including amortization	38,138	18,017	69,143	152,416	184,270	101,026
Distributed income of equity investees	1,933	8,795	17,867	5,007	9,977	—
Less:
Preferred security dividend requirements in consolidated subsidiaries	—	—	—	—	—	—
Earnings	$320,677	$53,231	$159,986	$358,014	$437,696	$203,227
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	6.97x	2.41x	2.25x	2.33x	2.37x	2.01x

(1)	Ratio of earnings to combined fixed charges excluding preferred stock dividends was 8.41x, 2.95x, 2.31x, 2.35x, 2.38x and 2.01x, respectively, for the years ended December 31, 2012, 2013, 2014, 2015, 2016 and six months ended June 30, 2017.